United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press release Vale pays interest and principal on 8th-issue debentures Rio de Janeiro, January 14th, 2026 – Vale S.A. (“Vale”) informs that the payment of interest and principal of the 8th-issue debentures will be made on January 15th, 2026, in the total amount of R$ 130,013,729.35, to holders with positions in custody at B3 S.A. - Brasil, Bolsa, Balcão ('B3') and/or at Banco Itaú Unibanco S.A., the registrar and clearing bank for the debentures, in the closing of January 14th, 2026. The payment hereby reported corresponds to the final amount due in respect of the debentures of the 3rd series, which will mature on January 15th, 2026. The debentures of the 4th series remain outstanding¹. Below, we provide the details of the remuneration for the period, by series: Serie Quantity Sort of payment Unit value per debenture (R$) Total amount to be paid (R$) 3rd 100,000 Interest 43.19151884 4,319,151.88 Amortization¹ 532.533245352 53,253,324.54 Monetary adjustment 111.15556 11,115,556.00 4th 150,000 Interest 87.26337917 13,089,506.88 Amortization² 210.485720354 31,572,858.05 Monetary adjustment 111.08888 16,663,332.00 Total 250,000 130,013,729.35 1 The amount corresponds to 33% of the nominal unit value of each 3rd-serie debenture. 2 The amount corresponds to 16% of the nominal unit value of each 4th-serie debenture. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Full information regarding the payment dates and maturity dates of the 4th series debentures can be found on fiduciary agent website.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: January 14, 2026		Director of Investor Relations